                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One)

[ ] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
    1934 (Fee required).

For the fiscal year ended ____________________

                                       or

[x] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

    For the transition period from November 30, 1994 to December 31, 1994

    Commission File Number: 1-10160

           UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1994 and November 30, 1994 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

ADDITIONAL EXHIBIT:

         B       Consent of Price Waterhouse LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                     UNION PLANTERS CORPORATION 401(k)
                     RETIREMENT SAVINGS PLAN

Date: June 16, 1995

                     By:      /s/Emmett J. House
                              -----------------------------------------------
                              Emmett J. House, a Co-Administrator of the Plan


                     By:      /s/M. Kirk Walters
                              -----------------------------------------------
                              M. Kirk Walters, a Co-Administrator of the Plan


                     By:      /s/John W. Parker
                              -----------------------------------------------
                              John W. Parker, a Co-Administrator of the Plan

                                   EXHIBIT A

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1994 AND NOVEMBER 30, 1994

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                                                                                        PAGE
Report of Independent Accountants                                                                          4

Financial Statements

   Statement of Net Assets Available for Benefits                                                          5

   Statement of Changes in Net Assets Available for Benefits                                               6

   Notes to Financial Statements                                                                        7-16

Additional Information

   Schedule of Investments at December 31, 1994                                                           17

   Schedule of Reportable Transactions for the One Month Period Ended December 31, 1994                   18





         All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                       statements or accompanying notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
 Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1994 and November 30, 1994, and the changes in net assets available for benefits for the one month ended December 31, 1994 and the twelve month period ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA").
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Price Waterhouse LLP
Memphis, Tennessee
June 9, 1995

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                           DECEMBER 31,        NOVEMBER 30,
                                                                               1994                1994
                                                                               ----                ----
ASSETS
  Investments, at fair value
   Short-term investments                                               $      5,084,861    $      3,727,860
   Common stock                                                                2,740,449
   U.S. Treasury securities                                                                        1,945,048
   U.S. Government agency securities                                                               2,989,571
   Municipal obligations                                                                             500,000
   Corporate notes                                                                                 6,225,304
   Mutual funds                                                                                   15,991,842
   Equity common trust funds                                                  17,798,486
   Fixed income common trust funds                                            19,364,133           8,458,320
   Notes receivable from participants                                            189,948             177,234
                                                                        ----------------    ----------------
     Total investments (cost of $42,839,232 and
       $37,964,805 at December 31, 1994 and November
       30, 1994, respectively)                                                45,177,877          40,015,179

  Cash                                                                                               702,118
  Due from brokers                                                             1,169,222           2,397,290
  Accrued interest and dividends receivable                                        3,331             260,687
  Contributions receivable                                                       281,956             289,989
                                                                        ----------------    ----------------
     Total assets                                                             46,632,386          43,665,263
                                                                        ----------------    ----------------
LIABILITIES
  Due to Union Planters National Bank                                          1,543,779
                                                                        ----------------    ----------------
     NET ASSETS AVAILABLE FOR BENEFITS                                  $     45,088,607    $     43,665,263
                                                                        ================    ================





   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                          FOR THE ONE         FOR THE TWELVE
                                                                          MONTH PERIOD         MONTH PERIOD
                                                                             ENDED                ENDED
                                                                          DECEMBER 31,         NOVEMBER 30,
                                                                              1994                 1994
                                                                              ----                 ----
INVESTMENT INCOME
   Interest and dividends                                               $         28,745    $      2,205,364
   Net realized gain (loss) on sale of investments                                 5,653            (434,429)
   Net change in unrealized appreciation
     (depreciation) in the fair value of investments                             292,817          (1,613,986)
                                                                        ----------------    ----------------
     Net investment income                                                       327,215             156,949
                                                                        ----------------    ----------------
CONTRIBUTIONS AND ROLLOVERS
   Employee contributions                                                        313,607           3,402,754
   Employer contributions                                                        235,908           2,678,287
   Rollovers of assets (Note 7)                                                    1,877           1,105,992
                                                                        ----------------    ----------------
     Total contributions and rollovers                                           551,392           7,187,033
                                                                        ----------------    ----------------

     Total additions                                                             878,607           7,343,982

DISTRIBUTIONS
   Payments to participants                                                      (70,182)         (5,932,110)
                                                                        ----------------    ----------------
     Net increase                                                                808,425           1,411,872
     Mergers of other plans (Note 1)                                             614,919             424,208
     Net assets at beginning of period                                        43,665,263          41,829,183
                                                                        ----------------    ----------------
     NET ASSETS AT END OF PERIOD                                        $     45,088,607    $     43,665,263
                                                                        ================    ================





   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

    BASIS OF PRESENTATION

    Effective December 1, 1994, the Plan year was changed from a fiscal year ended November 30 to a December 31 year end, thereby resulting in the one month period ended December 31, 1994.

    During the one month period ended December 31, 1994, two plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                        MERGER                                NET ASSETS
           NAME                                          DATE                               AT MERGER DATE
           ----                                          ----                               --------------
    Mid-South Bancorp, Inc.                        December 19, 1994                          $  293,306
    401(k) Plan

    Bank of Goodlettsville                         December 20, 1994                             321,613
    401(k) Retirement Plan                                                                    ----------
                                                                                              $  614,919
                                                                                              ==========


    INVESTMENTS

    Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represent the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    DISTRIBUTIONS PAYABLE

    In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, "Audits of Employee Benefit Plans" dated May 1, 1994, benefit payments payable to terminated participants totaling $951,979 and $1,022,160 at December 31, 1994 and November 30, 1994, respectively, have not been included in the statement of net assets available for benefits.

    The following summarizes the fund information for the distributions payable at December 31, 1994.

                                                     DECEMBER 31,
    FUND INFORMATION                                    1994
    ----------------                                    ----
    Money Market                                   $        32,800
    Fixed Income                                            53,369
    Balanced                                               832,911
    Equity Investment                                       22,078
    Common Stock                                            10,821
                                                   ---------------
                                                   $       951,979
                                                   ===============


2.  PLAN DESCRIPTION

    GENERAL

    The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July of 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters National Bank in exchange for equivalent value interests in the common trust funds.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  PLAN DESCRIPTION (CONTINUED)

    The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a 401(k) Retirement Savings Plan Administrative Committee (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters National Bank as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

    The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

    CONTRIBUTIONS

    In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $150,000 or Base Pay if Base Pay is greater than $150,000. The maximum contribution allowable by law was $9,240 and $8,994 for the one month period ended December 31, 1994 and the twelve month period ended November 30, 1994, respectively, and is increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

    Once the Member Basic Contribution has been elected, the employee may elect several additional contribution options (none of which are matched by the Corporation) as follows:

    Flex dollar contribution - an employee may elect to have all or a portion of Corporation provided flexible benefit dollars invested in their Plan account.

    Rollover contribution - an employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

    In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the one month period ended December 31, 1994 or the twelve month period ended November 30, 1994.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  PLAN DESCRIPTION (CONTINUED)

    VESTING

    Plan participants are 100% vested in their contributions and the flex dollar contributions made on their behalf, including earnings through the most recent Plan year end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after 5 years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan.

    As of each Plan year end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year end. Upon termination, participants become eligible for distributions within 60 days following the end of the month of such termination.

    PARTICIPANT LOANS

    The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member.

    PLAN TERMINATION

    Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

    All necessary expenses of the Plan may be paid by the Plan. However, the Corporation has customarily paid these expenses and presently intends to continue this practice.

    INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct employee contributions in any of the following five investment options:

    Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  PLAN DESCRIPTION (CONTINUED)

    Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank and the Westport Bank & Trust Company Managed Guaranteed Investment Contract Fund. These funds invest in a wide range of high quality, intermediate term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

    Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank and the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

    Equity Investment Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

    Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

    If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.

3.  FUND INFORMATION

    The following summarizes the fund information for the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


3.  FUND INFORMATION (CONTINUED)

                                                            FUND INFORMATION
                               --------------------------------------------------------------------------
                               PARTICIPANT    MONEY       FIXED                      EQUITY        COMMON
                                  LOANS      MARKET      INCOME         BALANCED   INVESTMENT      STOCK       OTHER       TOTAL
                                  -----      ------      ------         --------   ----------      -----       -----       -----
ASSETS

Investments, at fair value
  Short term investments        $       99   $3,838,002 $  274,594   $             $   362,221  $   609,945 $           $  5,084,861
  Common stock                                                                                    2,740,449                2,740,449
  Equity common trust funds                                            10,457,789    7,340,697                            17,798,486
   Fixed income common trust
     funds                                               4,040,742     15,323,391                                         19,364,133
  Notes receivable from
     participants                  189,948                                                                                   189,948
                                ----------   ---------- ----------   ------------  -----------  ----------- ----------- ------------
     Total investments             190,047    3,838,002  4,315,336     25,781,180    7,702,918    3,350,394               45,177,877

Cash
Due from brokers                       545       17,135        496      1,149,479        1,211          100         256    1,169,222
Accrued interest and
  dividends receivable               1,356                      86                         113          606       1,170        3,331
Contributions receivable                                                                                        281,956      281,956
                                ----------   ---------- ----------   ------------  -----------  ----------- ----------- ------------
     Total assets                  191,948    3,855,137  4,315,918     26,930,659    7,704,242    3,351,100     283,382   46,632,386

LIABILITIES
  Due to Union Planters
     National Bank                  13,780                 269,999        900,000      360,000                             1,543,779
                                ----------   ---------- ----------   ------------  -----------  ----------- ----------- ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $  178,168   $3,855,137 $4,045,919   $ 26,030,659  $ 7,344,242  $ 3,351,100 $   283,382 $ 45,088,607
                                ==========   ========== ==========   ============  ===========  =========== =========== ============

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


3.  FUND INFORMATION (CONTINUED)

                                                              FUND INFORMATION
                                   ----------------------------------------------------------------------
                                   PARTICIPANT    MONEY        FIXED                   EQUITY      COMMON
                                     LOANS       MARKET       INCOME     BALANCED    INVESTMENT    STOCK       OTHER        TOTAL
                                     -----       ------       ------     --------    ----------    -----       -----        -----
INVESTMENT INCOME
  Interest and dividends          $     1,511  $   25,104   $      86  $             $      113  $      605  $    1,326 $    28,745
  Net realized gain (loss) on
   sale of investments                                                       5,653                                            5,653
  Net change in unrealized
    appreciation (depreciation)
    in the fair value of
    investments                                                11,004      169,096       79,904      32,813                 292,817
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
     Net investment income              1,511      25,104      11,090      174,749       80,017      33,418       1,326     327,215
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                           15,048      15,171       96,392       27,539      12,593     146,864     313,607
  Employer contributions                            9,099       9,173       58,280       16,651       7,613     135,092     235,908
  Rollovers of assets                                                                     1,877                               1,877
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
     Total contributions and
       rollovers                                   24,147      24,344      154,672       46,067      20,206     281,956     551,392
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
     Total additions                    1,511      49,251      35,434      329,421      126,084      53,624     283,282     878,607
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
DISTRIBUTIONS
  Payments to participants                         (7,422)     (1,910)     (50,522)      (5,915)     (4,413)                (70,182)
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
Net increase                            1,511      41,829      33,524      278,899      120,169      49,211     283,282     808,425
Mergers of other plans                             55,225     138,408      223,805      123,436      74,045                 614,919
Net assets available for
  benefits:
  Beginning of period                 176,657   3,758,083   3,873,987   25,527,955    7,100,637   3,227,844         100  43,665,263
                                  -----------  ----------  ----------  -----------   ----------  ----------  ---------- -----------
  End of period                   $   178,168  $3,855,137  $4,045,919  $26,030,659   $7,344,242  $3,351,100  $  283,382 $45,088,607
                                  ===========  ==========  ==========  ===========   ==========  ==========  ========== ===========

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

    The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1994:

                                                              UNITS/
              NAME OF INVESTMENT                            PAR VALUE            COST             FAIR VALUE
              ------------------                            ---------            ----             ----------
    SHORT TERM INVESTMENTS
       Federated Treasury Obligations Fund                  3,838,003     $    3,838,003      $    3,838,003

    COMMON STOCK
       Union Planters Corporation Common
         Stock                                                131,279          2,707,637           2,740,449

    COMMON TRUST FUNDS
       Employee Benefit Trust's Equity Fund of
         Union Planters National Bank                         235,510         17,639,712          17,798,486

       Employee Benefit Trust's Fixed Income
         Fund of Union Planters National Bank                 166,656         12,006,962          12,065,781

       Westport Bank & Trust Company
         Managed Guaranteed Investment
         Contract Fund                                        372,886          5,210,112           7,298,352

5.  REALIZED GAIN (LOSS) ON SALE OF INVESTMENTS

 The net realized gain (loss) on sale of investments is summarized as follows:

                                                                         FOR THE ONE          FOR THE TWELVE
                                                                         MONTH PERIOD          MONTH PERIOD
                                                                            ENDED                 ENDED
                                                                         DECEMBER 31,          NOVEMBER 30,
                                                                             1994                  1994
                                                                             ----                  ----
          U.S. Treasury securities                                     $                      $     (260,317)
          U.S. Government agency securities                                                         (103,905)
          Corporate notes                                                                            (99,356)
          Mutual funds                                                                               (32,939)
          Common trust funds                                                   5,653                  62,088
                                                                       -------------          --------------
             Net realized gain (loss) on sale of investments           $       5,653          $     (434,429)
                                                                       =============          ==============

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.  UNREALIZED APPRECIATION (DEPRECIATION)

    The net change in unrealized appreciation (depreciation) in the fair value of investments is summarized as follows:

                                                                         FOR THE ONE         FOR THE TWELVE
                                                                         MONTH PERIOD         MONTH PERIOD
                                                                            ENDED                ENDED
                                                                         DECEMBER 31,         NOVEMBER 30,
                                                                             1994                 1994
                                                                             ----                 ----
         Common stock                                                  $        32,812        $
         U.S. Treasury securities                                               (1,837)              (90,156)
         U.S. Government agency securities                                         283              (108,433)
         Municipal obligations                                                                        (7,400)
         Corporate notes                                                        (6,761)             (320,931)
         Mutual funds                                                           16,347            (1,524,697)
         Common trust funds                                                    251,973               437,631
                                                                       ---------------        --------------
              Net change in unrealized appreciation
               (depreciation) in the fair value of investments         $       292,817        $   (1,613,986)
                                                                       ===============        ==============


7.  ROLLOVERS OF ASSETS

    During the one month period ended December 31, 1994 and the twelve month period ended November 30, 1994, the Plan received rollovers of account balances from various participants in retirement and benefit plans of various subsidiaries of the Corporation along with individual rollovers totaling $1,877 and $1,105,992, respectively.

8.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of a money market fund managed by Union Planters National Bank and common trust funds of Union Planters National Bank. Union Planters National Bank is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
    As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

9.  INCOME TAX STATUS

    The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and, therefore, not subject to tax under Section 501(a). A determination letter has been requested regarding the amendments to the Plan relative to qualification under
    Section 401(k) and the Tax Reform Act of 1986. The Corporation believes the amendments to the Plan qualify under the Internal Revenue Code of 1986.

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10. SUBSEQUENT EVENTS

    Subsequent to December 31, 1994, several additional plans of the Corporation's subsidiaries were merged with the Plan by transferring approximately $18,620,000 of net assets.

UNION PLANTERS CORPORATION                                         SCHEDULE I
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1994


                                                             UNITS/                               FAIR
NAME OF INVESTMENT                                         PAR VALUE            COST              VALUE
- ------------------                                         ---------            ----              -----
SHORT-TERM INVESTMENTS

  AIM Institutional Prime Fund                              1,246,759     $     1,246,759    $     1,246,759

  Federated Treasury Obligations Fund                       3,838,003           3,838,003          3,838,003

* Union Planters National Bank
    Hi-Yield Masternote                                            99                  99                 99
                                                          -----------     ---------------    ---------------
          Total short-term investments                      5,084,861           5,084,861          5,084,861
                                                          -----------     ---------------    ---------------
COMMON STOCK
  Union Planters Corporation Common Stock                     131,279           2,707,637          2,740,449
                                                          -----------     ---------------    ---------------
EQUITY COMMON TRUST FUNDS
* Employee Benefit Trust's Equity Fund
    of Union Planters National Bank                           235,510          17,639,712         17,798,486
                                                          -----------     ---------------    ---------------
FIXED INCOME COMMON TRUST FUNDS
* Employee Benefit Trust's Fixed Income Fund
    of Union Planters National Bank                           166,656          12,006,962         12,065,781

  Westport Bank & Trust Company
    Managed Guaranteed Investment Contract
    Fund (Trust Employer Identification
    Number 62-0859006)                                        372,886           5,210,112          7,298,352
                                                          -----------     ---------------    ---------------
    Total fixed income common trust funds                     539,542          17,217,074         19,364,133
                                                          -----------     ---------------    ---------------
    Total common trust funds                                  775,052          34,856,786         37,162,619
                                                          -----------     ---------------    ---------------
NOTES RECEIVABLE FROM PARTICIPANTS
  Notes receivable from participants, secured by
   vested interests in plan assets, interest at
   8.5% to 10.5% (Union Planters National Bank
   floating consumer prime rate), with maturities
   of one to five years                                       189,948             189,948            189,948
                                                          -----------     ---------------    ---------------
          Total investments                                 6,181,140     $    42,839,232    $    45,177,877
                                                          ===========     ===============    ===============





* Represents an investment with a party-in-interest.  See Note 8.

UNION PLANTERS CORPORATION                                         SCHEDULE II
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE ONE MONTH PERIOD ENDED DECEMBER 31, 1994

                                        DESCRIPTION              PURCHASE/
    NAME OF INVESTMENT                OF TRANSACTIONS          SALES PRICE(2)              MARKET VALUE
    ------------------                ---------------          -----------                 ------------
AIM Institutional Prime Fund         Various deposits          $    7,021,151             $    7,021,151
                                     Various withdrawals            9,402,252                  9,402,252

Federated Treasury Obligation        Various deposits               3,838,003                  3,838,003
 Fund

Union Planters Corporation           Purchased 131,279              2,707,637                  2,707,637
 Common Stock                         shares at 20.625 on
                                      12/2/94





(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2) There were no net gains or losses on the transactions nor any expenses incidental to these transactions.

                                                                       EXHIBIT B


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the previously filed Registration Statement on Form S-8 (No. 33-55257) of Union Planters Corporation of our report dated June 9, 1995 appearing on page 4 of Exhibit A of this Annual Report on Form 11-K of the Union Planters Corporation 401(k) Retirement Savings Plan for the one month ended December 31, 1994.





/s/Price Waterhouse LLP
Memphis, Tennessee
June 16, 1995